PRICING TERM SHEET	STRICTLY CONFIDENTIAL

Dated May 29, 2019	Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-214659
Supplementing the Preliminary Prospectus Supplement dated May 29, 2019
(To the Prospectus dated November 16, 2016)

MFA Financial, Inc.

$200,000,000

6.25% Convertible Senior Notes due 2024

This pricing term sheet supplements MFA Financial, Inc.’s preliminary prospectus supplement, dated May 29, 2019 (the “Preliminary Prospectus Supplement”), including the documents incorporated by reference therein, relating to the offering of the Notes, and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. In all other respects, this pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus Supplement. All references to dollar amounts are references to U.S. dollars. Unless the context otherwise requires, references to “MFA” or the “Issuer,” “we,” “us” and “our” in this pricing term sheet mean MFA Financial, Inc. and not its subsidiaries.

Issuer:	MFA Financial, Inc., a Maryland corporation

Title of Securities:	6.25% Convertible Senior Notes due 2024 (the “Notes”)

Ticker / Exchange:	MFA / New York Stock Exchange (the “NYSE”)

Securities Offered:	$200,000,000 principal amount of Notes (plus up to an additional $30,000,000 principal amount if the underwriters exercise their option to purchase additional Notes to cover over-allotments, if any)

Denominations:	$1,000 and multiples of $1,000 in excess thereof

Ranking:	Senior unsecured

Maturity:	June 15, 2024, unless earlier converted, redeemed or repurchased

Redemption of Notes to Preserve REIT Status:	We may not redeem the notes prior to maturity, except to the extent, and only to the extent, necessary to preserve our status as a REIT. If we determine that redeeming the notes is necessary to preserve our status as a REIT, then we may redeem all or part of the notes at a cash redemption price equal to the principal amount of the notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date.

Issue Price:	99.0%, plus accrued interest, if any, from June 3, 2019

Underwriting Discounts and Commissions:	1.75%

Interest:	6.25% per year. Interest will accrue from the date of issuance (which is scheduled for June 3, 2019)

Conversion Premium:	Approximately 10.0% above the NYSE last reported sale price on May 29, 2019

NYSE Last Reported Sale Price on May 29, 2019:	$7.23 per share of common stock

Interest Payment Dates:	June 15 and December 15 of each year, beginning on December 15, 2019

Interest Payment Record Dates:	June 1 and December 1 of each year, beginning on December 1, 2019

Initial Conversion Rate:	125.7387 shares of common stock for each $1,000 principal amount of Notes

Initial Conversion Price:	Approximately $7.95 per share of common stock

Trade Date:	May 30, 2019

Estimated Settlement Date:	June 3, 2019 (T+2)

Joint Book-Running Managers:	Morgan Stanley & Co. LLC Goldman Sachs & Co. LLC Barclays Capital Inc. Wells Fargo Securities, LLC

CUSIP / ISIN:	55272XAA0/US55272XAA00

Use of Proceeds:	We expect that the net proceeds from this offering will be approximately $194.2 million (or approximately $223.4 million if the underwriters exercise their over-allotment option in full) after deducting the underwriting discount and commissions and our estimated expenses. We intend to add the net proceeds from this offering to our general corporate funds, which we may use for general working capital purposes, including to invest in additional residential mortgage-related assets, including but not limited to, residential whole loans, MBS, CRT securities and investments related to mortgage servicing rights, and for working capital, which may include, among other things, the repayment of amounts outstanding under our repurchase agreements.

Adjustment to Shares Delivered Upon Conversion Upon a Make-Whole Fundamental Change:	The following table sets forth the number of additional shares per $1,000 principal amount of notes by which we will increase the conversion rate for a holder that converts its notes in connection with a make-whole fundamental change having the stock price and effective date set forth below:

	Stock Price
Effective Date	$7.23	$7.40	$7.60	$7.80	$7.95	$8.25	$8.50	$9.00	$9.50	$11.00
June 3, 2019	12.5738	10.6311	8.5658	6.7359	5.5119	3.4364	2.0706	0.3900	0.0263	0.0000
June 15, 2020	12.5738	10.6311	8.5658	6.7359	5.5119	3.4364	2.0706	0.3900	0.0263	0.0000
June 15, 2021	12.5738	10.6311	8.5658	6.7359	5.5119	3.4364	2.0706	0.3900	0.0263	0.0000
June 15, 2022	12.5738	10.6311	8.5658	6.7359	5.5119	3.4364	2.0706	0.3900	0.0263	0.0000
June 15, 2023	12.5738	10.6311	8.5658	6.3936	4.9748	2.7455	1.4635	0.2222	0.0116	0.0000
June 15, 2024	12.5738	9.3959	5.8408	2.4667	0.0478	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock prices and effective dates may not be set forth in the table above, in which case:

•

if the stock price is between two stock prices in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock prices and the earlier and later effective dates, as applicable, based on a 365-day year;

•

if the stock price is equal to, or greater than, $11.00 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate; or

•

if the stock price is less than $7.23 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate.

Notwithstanding the foregoing, in no event will the conversion rate be increased on account of a make-whole fundamental change to exceed 138.3125 shares of our common stock per $1,000 principal amount of notes, subject to adjustment in the same manner as the conversion rate is required to be adjusted as set forth under “Description of the Notes—Conversion Rights—Conversion Rate Adjustments” in the Preliminary Prospectus Supplement.

General

This communication is intended for the sole use of the person to whom it is provided by the sender.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities nor shall there be any sale of these securities in any state in which such solicitation or sale would be unlawful prior to registration or qualification of these securities under the laws of any such state.

This pricing term sheet does not contain a complete description of the Notes or the Notes offering. It should be read together with the Preliminary Prospectus Supplement and the accompanying Prospectus.

The Issuer has filed a registration statement (including a Prospectus, dated November 16, 2016, and a Preliminary Prospectus Supplement, dated May 29, 2019) with the Securities and Exchange Commission, or SEC, for the offering of the Notes. Before you invest, you should read the Preliminary Prospectus Supplement, the accompanying Prospectus and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and the offering of the Notes. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, copies may be obtained from Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014, or by telephone at: (800) 584-6837 or by email at: prospectus@morganstanley.com, Goldman Sachs & Co. LLC, 200 West Street, New York, NY 10282, Attn: Prospectus Department, Barclays Capital Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, or by telephone at: (888) 603-5847 or by email at: Barclaysprospectus@broadridge.com, and Wells Fargo Securities, LLC, 375 Park Avenue, 4th Floor, New York, New York 10152, Attention: Equity Syndicate Department, or by telephone at 1-800-326-5897 or by email at cmclientsupport@wellsfargo.com.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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